UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release,

is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill
Andrew Bursill Company Secretary

Date 30 August 2013

Appendix 4E

Preliminary final report

NOVOGEN LIMITED

30 JUNE 2013

PRELIMINARY FINAL REPORT

APPENDIX 4E

ASX Code: NRT

30/6/2013	Appendix 4E

Appendix 4E

Preliminary final report

DIRECTORS’ REVIEW OF THE PRELIMINARY FINAL REPORT

OPERATING AND FINANCIAL REVIEW

Review of financial condition

The consolidated entity produced a net loss after taxation, attributable to the owners of Novogen Limited of $1,030,852 (2012: profit of $1,309,071).

Net Tangible Assets of the consolidated entity as at 30 June 2013 were $1,510,480 (2012: $5,113,071), or 1.09 cents per share (2012: 4.93 cents).

Review of principal business

Since its inception in 1994, the principal business of Novogen has been pharmaceutical drug development. By the beginning of the current reporting period (1 July 2012), Novogen had ceased this or any other business. The previous Novogen Board had divested the company of all intellectual property in this area and of any resources and personnel relevant to R&D. The pharmaceutical drug development business was restored on 5 December 2012 with the acquisition of private biotechnology company, Triaxial Pharmaceuticals Pty Ltd.

That acquisition brought to the company a novel drug design and manufacture technology platform focused on the development of anti-cancer drugs known as super-benzopyrans and which attack the bio-energetic mechanism within cancer cells.

The company has identified a lead drug candidate, Trilexium, that currently is undergoing pre-clinical studies with a view to being in the clinic in the first half of 2014. Work is proceeding to identify a range of related drugs with similar principal action but directed at different cancer genotypes.

The stated goal of the company is to provide the technology and drugs capable of covering a wide range of different cancer cell genotypes and phenotypes that will permit the optimisation of chemotherapy on an individual basis. The company’s R&D efforts are directed towards this goal.

Matters subsequent to the end of the financial year

On 4 July 2013, the company announced that it had put in place a funding arrangement with a sophisticated US-based institutional investor, providing it with up to $5 million of working capital over the next three years.

There were no other significant matters subsequent to the end of the financial year.

Dr Graham Kelly

Chairman

30/6/2013	Appendix 4E

Novogen Limited

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1.	Company details

Name of entity:	Novogen Limited
ABN:	37 063 259 754
Reporting period:	Year ended 30 June 2013
Previous corresponding period:	Year ended 30 June 2012

2.	Results for announcement to the market

Revenues from ordinary activities	down	23.1%	to	$1,111,936
Loss from ordinary activities after tax attributable to the owners of Novogen Limited	down	178.7%	to	$(1,030,852)
Loss for the period attributable to the owners of Novogen Limited	down	178.7%	to	$(1,030,852)

Dividends

On 27 November 2012, a dividend of $24,774,709 was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.

Comments

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $1,030,852 (30 June 2012: profit of $1,309,071).

For detailed commentary on results for the year, refer to operating and financial review preceding this Appendix 4E.

3.	Net tangible assets

	Reporting period	Previous corresponding period
Net tangible assets per ordinary security	1.09 cents	4.93 cents

4.	Control gained over entities

Name of entities (or group of entities)	Triaxial Pharmaceuticals Pty Ltd
Date control gained	5 December 2012
Contribution of such entities to the reporting entity’s profit/(loss) from ordinary activities before income tax during the period (where material)		$(29,665)
Profit/(loss) from ordinary activities before income tax of the controlled entity (or group of entities) for the whole of the previous corresponding period (where material)		$—

Novogen Limited

Preliminary final report

5.	Loss of control over entities

Name of entities (or group of entities)	MEI Pharma, Inc. and its subsidiary MEI Pharma Pty Limited, were disposed of by way of an in-specie distribution to Novogen Limited’s shareholders.
Date control lost	27 November 2012

Contribution of such entities to the reporting entity’s profit/(loss) from ordinary activities after income tax during the period (where material)	$(16,741,853)
Profit/(loss) from ordinary activities after income tax of the controlled entity (or group of entities) whilst controlled during the whole of the previous corresponding period (where material)	$(8,259,693)

6.	Dividends

Current period

On 27 November 2012, a dividend of $24,774,709 was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.

Previous corresponding period

There were no dividends paid, recommended or declared during the previous financial period.

7.	Dividend reinvestment plans

The following dividend or distribution plans are in operation:

Not applicable.

The last date(s) for receipt of election notices for the dividend or distribution plans:	Not applicable.

8.	Details of associates and joint venture entities

	Reporting entity’s percentage holding		Contribution to profit//(loss) (where material)
Name of associate / joint venture	Current period	Previous corresponding period	Current period	Previous corresponding period
Not applicable.
Group’s aggregate share of associates and joint venture entities’ profit/(loss) (where material)
Profit/(loss) from ordinary activities before income tax			$—	$—
Income tax on operating activities			$—	$—

Novogen Limited

Preliminary final report

9.	Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10.	Audit qualification or review

Details of audit/review dispute or qualification (if any):

The accounts are currently in the process of being audited and an unqualified opinion is expected to be issued, with an emphasis of matter with respect to going concern.

11.	Attachments

Details of attachments (if any):

The Preliminary Final Report of Novogen Limited for the year ended 30 June 2013 is attached.

12.	Signed

Signed:	Date: 30 August 2013

Prof. Graham Kelly
Chairman
Sydney

Novogen Limited

ABN 37 063 259 754

Preliminary Final Report - 30 June 2013

Novogen Limited

Statement of profit or loss and other comprehensive income

For the year ended 30 June 2013

		Consolidated (unaudited)
	Note	2013	2012
		$	$
Revenue from continuing operations	1	1,111,936	1,446,692
Other income	2	618,385	926,354
Expenses
Research and development expense		(256,412)	(844,247)
General and administrative expense		(2,850,414)	(2,999,759)
Finance costs		(131,696)	—

Loss before income tax expense from continuing operations		(1,508,201)	(1,470,960)
Income tax expense		—	—

Loss after income tax expense from continuing operations		(1,508,201)	(1,470,960)
Profit after income tax expense from discontinued operations	3	723,641	120,631

Loss after income tax expense for the year		(784,560)	(1,350,329)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		3,967,912	(278,151)

Other comprehensive income for the year, net of tax		3,967,912	(278,151)

Total comprehensive income for the year		3,183,352	(1,628,480)

Loss for the year is attributable to:
Non-controlling interest		246,292	(2,659,400)
Owners of Novogen Limited	10	(1,030,852)	1,309,071

		(784,560)	(1,350,329)

Total comprehensive income for the year is attributable to:
Continuing operations		—	—
Discontinued operations		1,508,965	(2,707,743)

Non-controlling interest		1,508,965	(2,707,743)

Continuing operations		(1,508,201)	(1,470,960)
Discontinued operations		3,182,588	2,550,223

Owners of Novogen Limited		1,674,387	1,079,263

		3,183,352	(1,628,480)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited

Statement of profit or loss and other comprehensive income

For the year ended 30 June 2013

		Consolidated (unaudited)
	Note	2013	2012
		$	$
		Cents	Cents
Earnings per share from continuing operations attributable to the owners of Novogen Limited
Basic earnings per share	14	(1.530)	1.160
Diluted earnings per share	14	(1.530)	1.160
Earnings per share from discontinued operations attributable to the owners of Novogen Limited
Basic earnings per share	14	0.631	0.118
Diluted earnings per share	14	0.631	0.118
Earnings per share for loss attributable to the owners of Novogen
Basic earnings per share	14	(0.899)	1.278
Diluted earnings per share	14	(0.899)	1.278

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited

Statement of financial position

As at 30 June 2013

		Consolidated (unaudited)
	Note	2013	2012
		$	$
Assets
Current assets
Cash and cash equivalents	4	2,738,435	8,347,908
Trade and other receivables		409,477	404,506
Other		—	205,666

Total current assets		3,147,912	8,958,080

Non-current assets
Available-for-sale financial assets		58,627	—
Property, plant and equipment		11,333	26,904
Intangibles	5	2,530,322	—

Total non-current assets		2,600,282	26,904

Total assets		5,748,194	8,984,984

Liabilities
Current liabilities
Trade and other payables	6	264,693	3,674,583
Borrowings	7	1,415,595	—
Provisions		27,104	190,000

Total current liabilities		1,707,392	3,864,583

Non-current liabilities
Provisions		—	7,330

Total non-current liabilities		—	7,330

Total liabilities		1,707,392	3,871,913

Net assets		4,040,802	5,113,071

Equity
Contributed equity	8	137,662,915	199,026,306
Reserves	9	216,101	(3,849,563)
Accumulated losses	10	(133,838,214)	(191,700,929)

Equity attributable to the owners of Novogen Limited		4,040,802	3,475,814
Non-controlling interest		—	1,637,257

Total equity		4,040,802	5,113,071

The above statement of financial position should be read in conjunction with the accompanying notes

Novogen Limited

Statement of changes in equity

For the year ended 30 June 2013

	Contributed equity	Reserves	Accumulated losses	Non- controlling interest	Total equity
	$	$	$	$	$
Consolidated (unaudited)
Balance at 1 July 2011	194,295,000	(3,422,000)	(186,644,000)	191,000	4,420,000
Profit/(loss) after income tax expense for the year	—	—	1,309,071	(2,659,400)	(1,350,329)
Other comprehensive income for the year, net of tax	—	(229,808)	—	(48,343)	(278,151)
Total comprehensive income for the year	—	(229,808)	1,309,071	(2,707,743)	(1,628,480)

Transactions with owners in their capacity as owners:
Share-based payments	—	—	730,000	(179,000)	551,000
Issue of share capital (note 18)	164,299	—	—	—	164,299
Issue of share capital by subsidiary	1,606,007	—	—	—	1,606,007
Less non-controlling interest	(3,560,000)	—	—	3,560,000	—
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	6,521,000	(197,755)	(7,096,000)	773,000	245

Balance at 30 June 2012	199,026,306	(3,849,563)	(191,700,929)	1,637,257	5,113,071

The above statement of changes in equity should be read in conjunction with the accompanying notes

Novogen Limited

Statement of changes in equity

For the year ended 30 June 2013

	Contributed equity	Reserves	Accumulated losses	Non- controlling interest	Total equity
	$	$	$	$	$
Consolidated (unaudited)
Balance at 1 July 2012	199,026,306	(3,849,563)	(191,700,929)	1,637,257	5,113,071
Profit/(loss) after income tax expense for the year	—	—	(1,030,852)	246,292	(784,560)
Other comprehensive income for the year, net of tax	—	2,705,239	—	1,262,673	3,967,912

Total comprehensive income for the year	—	2,705,239	(1,030,852)	1,508,965	3,183,352
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 8)	3,012,745	—	—	—	3,012,745
Issue of shares on acquisition	1,386,000	—	—	—	1,386,000
De-recognition of non-controlling interest	—	—	—	(1,637,257)	(1,637,257)
Recognition of equity component of compound financial instrument	—	216,101	—	—	216,101
Movement in disposal of subsidiary	(65,762,136)	1,144,324	83,668,276	(1,508,965)	17,541,499
Dividends paid (note 11)	—	—	(24,774,709)	—	(24,774,709)

Balance at 30 June 2013	137,662,915	216,101	(133,838,214)	—	4,040,802

The above statement of changes in equity should be read in conjunction with the accompanying notes

Novogen Limited

Statement of cash flows

For the year ended 30 June 2013

		Consolidated (unaudited)
	Note	2013	2012
		$	$
Cash flows from operating activities
Loss after income tax expense for the year		(784,560)	(1,350,329)
Adjustments for:
Depreciation and amortisation		336,181	23,248
Write off of property, plant and equipment		7,969	—
Net loss on disposal of property, plant and equipment		—	8,921
Share-based payments		401,550	574,450
Foreign exchange differences		62,559	(214,000)
Gain on capital reduction - in specie distribution		(4,996,331)	—
Net gain on disposal of businesses		(462,354)	(7,992,000)
Net gain on disposal of Glucan Technology		(150,000)	—
Imputed interest on convertible note		131,696	—

		(5,453,290)	(8,949,710)
Change in operating assets and liabilities:
Decrease in trade and other receivables		34,450	5,065,000
Decrease in inventories		—	654,000
Decrease in prepayments		205,666	315,000
Decrease in trade and other payables		(3,410,334)	(2,709,645)
Decrease in other provisions		(170,226)	(677,000)
Decrease in other operating liabilities		—	(1,047,000)

		(8,793,734)	(7,349,355)

Net cash used in operating activities		(8,793,734)	(7,349,355)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired	13	31,667	—
Payments for property, plant and equipment		(10,151)	(700)
Proceeds from sale of property, plant and equipment		150,000	7,000
Sale of business - net proceeds		—	9,500,000
Sale of business - related costs		—	(1,508,000)

Net cash from investing activities		171,516	7,998,300

Cash flows from financing activities
Proceeds from issue of shares	8	3,169,835	—
Proceeds from the issue of shares by subsidiary		—	1,747,000
Share issue transaction costs		(157,090)	—

Net cash from financing activities		3,012,745	1,747,000

Net increase/(decrease) in cash and cash equivalents		(5,609,473)	2,395,945
Cash and cash equivalents at the beginning of the financial year		8,347,908	6,015,963
Effects of exchange rate changes on cash		—	(64,000)

Cash and cash equivalents at the end of the financial year	4	2,738,435	8,347,908

The above statement of cash flows should be read in conjunction with the accompanying notes

Novogen Limited

Notes to the financial statements

30 June 2013

Note 1. Revenue

	Consolidated (unaudited)
	2013	2012
	$	$
From continuing operations
Bank interest	44,617	248,206
Royalties	1,067,319	1,161,708
Dividends	—	36,778

Revenue from continuing operations	1,111,936	1,446,692

Note 2. Other income

	Consolidated (unaudited)
	2013	2012
	$	$
Net gain on fair value of derivative liability	—	727,660
Net gain on disposal of investments	—	198,694
Gain on disposal of Glycotex	462,354	—
Glycotex sale of asset - Glucan Technology	150,000	—
Other income	6,031	—

Other income	618,385	926,354

Note 3. Discontinued operations

Description

On 27 November 2012, the consolidated entity disposed of the operations of MEI Pharma, Inc. (‘MEI’) and its subsidiary MEI Pharma Pty Limited in which it held majority ownership, via an in-specie distribution to its shareholders. MEI held the intellectual property originally developed by Novogen in the field of isoflavonoid drugs.

On 1 August 2011, the consumer products business (‘CP’) was sold.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 3. Discontinued operations (continued)

Financial information for the discontinued operations are set out as follows:

Financial performance information

	Consolidated (unaudited)
	2013	2012
	$	$
Revenue - MEI	3,387	162,567
Revenue - CP	—	1,032,111

Total revenue	3,387	1,194,678

Movement in provision on investment - MEI	11,078,860	—
Foreign currency translation - MEI	(12,513,593)	—

Total other income	(1,434,733)	—

Research and development expense - MEI	(2,291,115)	(4,558,716)
Research and development expense - CP	—	(654,433)
General and administrative expense - MEI	(1,524,073)	(2,366,357)
General and administrative expense - CP	—	(974,600)
Depreciation and amortisation expense - MEI	(14,309)	(13,152)
Depreciation and amortisation expense - CP	—	(4,948)
Share-based payments - MEI	(401,550)	(496,184)
Share-based payments - CP	—	9,944

Total expenses	(4,231,047)	(9,058,446)

Loss before income tax expense	(5,662,393)	(7,863,768)
Income tax expense	—	(7,601)

Loss after income tax expense	(5,662,393)	(7,871,369)

Gain on disposal before income tax - MEI	6,386,034	—
Gain on disposal before income tax - CP	—	7,992,000
Income tax expense	—	—

Gain on disposal after income tax expense	6,386,034	7,992,000

Profit after income tax expense from discontinued operations	723,641	120,631

Cash flow information

	Consolidated (unaudited)
	2013	2012
	$	$
Net cash from/(used in) operating activities	(4,179,060)	2,469,000
Net cash from/(used in) investing activities	(2,360)	7,992,000

Net increase/(decrease) in cash and cash equivalents from discontinued operations	(4,181,420)	10,461,000

Novogen Limited

Notes to the financial statements

30 June 2013

Note 4. Current assets - cash and cash equivalents

	Consolidated (unaudited)
	2013	2012
	$	$
Cash at bank and on hand	673,288	6,347,908
Short-term deposits	2,065,147	2,000,000

	2,738,435	8,347,908

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $250,000 (2012: $250,000) at all times as security for the multi-option facility. This amount is included in the short-term deposits and is not immediately available for use by the consolidated entity.

Note 5. Non-current assets - intangibles

	Consolidated (unaudited)
	2013	2012
	$	$
Patents and intellectual property - at cost	2,850,517	—
Less: Accumulated amortisation	(320,195)	—

	2,530,322	—

	2,530,322	—

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Patents and IP	Total
	$	$
Consolidated (unaudited)
Balance at 1 July 2011	—	—

Balance at 30 June 2012	—	—
Additions through business combinations (note 13)	2,850,517	2,850,517
Amortisation expense	(320,195)	(320,195)

Balance at 30 June 2013	2,530,322	2,530,322

Novogen Limited

Notes to the financial statements

30 June 2013

Note 6. Current liabilities - trade and other payables

	Consolidated (unaudited)
	2013	2012
	$	$
Trade payables	181,165	830,830
Accrued payables	83,501	1,762,595
Deferred royalty income	—	1,081,158
Other payables	27	—

	264,693	3,674,583

Note 7. Current liabilities - borrowings

	Consolidated (unaudited)
	2013	2012
	$	$
Convertible notes payable	1,415,595	—

The convertible note has a principal value of $1,500,000. On initial recognition the fair value of the debt component was $1,283,899 and the equity proportion $216,101. The debt is repayable one year after the completion date (5 December 2012) of the agreement. The convertible note may be exercised at the holders discretion as follows:

On completion of Phase 1a clinical trials:	$400,000 converted into 16,000,000 ordinary shares in the company
On receipt of Investigational New Drug approval from the US Food and Drug Aministration	$500,000 converted into 20,000,000 ordinary shares in the company
On completion of Phase II clinical trials:	$600,000 converted into 24,000,000 ordinary shares in the company

Note 8. Equity - contributed equity

	Consolidated (unaudited)		Consolidated (unaudited)
	2013	2012	2013	2012
	Shares	Shares	$	$
Ordinary shares - fully paid	138,276,033	103,805,676	137,662,915	199,026,306

Novogen Limited

Notes to the financial statements

30 June 2013

Note 8. Equity - contributed equity (continued)

Movements in ordinary share capital

Details	Date	No of shares	Issue price	$
Balance	1 July 2011	102,125,894		194,295,000
Issue of shares	13 April 2012	250,000	$0.091	22,750
Issue of shares	26 April 2012	1,407,282	$0.099	139,321
Issue of shares	5 June 2012	22,500	$0.099	2,228
Gain arising on issue of shares by subsidiaries to outside shareholders				4,567,007

Balance	30 June 2012	103,805,676		199,026,306
Issue of shares on acquisition of Triaxial Pharmaceuticals Pty Ltd	5 December 2012	13,600,000	$0.090	1,224,000
Issue of shares to fund Phase 1 of CS-6 program	24 April 2013	14,425,150	$0.165	2,380,150
Issue of shares under Share Purchase Plan	28 May 2013	4,645,207	$0.170	789,685
Issue of further shares on acquisition of Triaxial Pharmaceuticals Pty Ltd	28 June 2013	1,800,000	$0.090	162,000
Less: Movement in disposal of subsidiary				(65,762,136)
Share issue costs				(157,090)

Balance	30 June 2013	138,276,033		137,662,915

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The capital structure of the consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the consolidated entity develops specialty pharmaceutical products. The overall strategy of the consolidated entity is to continue its drug development programs, which depends on selling assets and raising additional equity.

The capital risk management policy remains unchanged from the 30 June 2012 Annual Report.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 9. Equity - reserves

	Consolidated (unaudited)
	2013	2012
	$	$
Foreign currency reserve	—	(3,849,563)
Share premium reserve	216,101	—

	216,101	(3,849,563)

	Foreign	Share
	currency	premium	Total
	$	$	$
Consolidated (unaudited)
Balance at 1 July 2011	(3,422,000)	—	(3,422,000)
Foreign currency translation	(229,808)	—	(229,808)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	(197,755)	—	(197,755)

Balance at 30 June 2012	(3,849,563)	—	(3,849,563)
Foreign currency translation	2,705,239		2,705,239
Share premium	—	216,101	216,101
Transfer to retained earnings on disposal of subsidiaries	1,144,324	—	1,144,324

Balance at 30 June 2013	—	216,101	216,101

Foreign currency reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Share premium reserve

The reserve is used to recognise the equity component of the compound financial instrument.

Note 10. Equity - accumulated losses

	Consolidated (unaudited)
	2013	2012
	$	$
Accumulated losses at the beginning of the financial year	(191,700,929)	(186,644,000)
Loss after income tax expense for the year	(1,030,852)	1,309,071
Dividends paid (note 11)	(24,774,709)	—
Transfer from issued capital	65,762,136	—
Transfer from foreign currency reserve	(1,144,324)	—
Other adjustments attributable to minority interest and disposals	19,050,464	(6,366,000)

Accumulated losses at the end of the financial year	(133,838,214)	(191,700,929)

Novogen Limited

Notes to the financial statements

30 June 2013

Note 11. Equity - dividends

	Consolidated (unaudited)
	2013	2012
	$	$
On 27 November 2012, a dividend was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.	24,774,709	—

There were no dividends paid, recommended or declared during the previous financial year.

Note 12. Contingent liabilities

As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Although the consolidated entity assigned its liability for the property lease at 140 Wicks Road, North Ryde NSW 2113, in June 2012, it remains as the original lessee and should the assignee default on the lease, a potential liability may exist. Offsetting this contingent liability the company holds a letter of personal guarantee from the director of the assignee company, which guarantees the obligations of the assignee company contained or implied in the original lease.

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 ($325,299) with the court to confirm its commitment to the ongoing enforcement process. The receivable balance is currently classified as ‘deposits held’ within the trade and other receivables category of the statement of financial position.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 13. Business combinations

Triaxial Pharmaceuticals Pty Ltd

On 5 December 2012 Novogen Limited acquired 100% of the ordinary shares of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’) for the total consideration transferred of $2,886,000. This is a biotechnology business. Triaxial had developed a novel technology platform allowing the design and construction of a family of compounds that Triaxial refers to as super-benzopyrans. The acquired business contributed revenues of $nil and loss after tax of $29,665 to the consolidated entity for the period from 5 December 2012 to 30 June 2013. If the acquisition occurred on 1 July 2012, the full year contributions would have been revenues of $nil and loss after tax of $59,000. The values identified in relation to the acquisition of Triaxial are provisional as at 30 June 2013.

Details of the acquisition are as follows:

Fair value
$
Cash and cash equivalents	31,667
Trade receivables	1,949
Plant and equipment	1,867
Intellectual property	2,850,517

Net assets acquired	2,886,000
Goodwill	—

Acquisition-date fair value of the total consideration transferred	2,886,000

Representing:
Novogen Limited shares issued to vendor	1,386,000
Convertible note issued	1,500,000

2,886,000

	Consolidated (unaudited)
	2013	2012
	$	$
Cash used to acquire business, net of cash acquired:
Acquisition-date fair value of the total consideration transferred	2,886,000	—
Less: cash and cash equivalents	(31,667)	—
Less: shares issued by parent entity as part of consideration	(1,386,000)	—
Less: compound financial instrument issued	(1,500,000)	—

Net cash received	(31,667)	—

Novogen Limited

Notes to the financial statements

30 June 2013

Note 14. Earnings per share

	Consolidated (unaudited)
	2013	2012
	$	$
Earnings per share from continuing operations
Loss after income tax	(1,508,201)	(1,470,960)
Non-controlling interest	(246,292)	2,659,400

Profit/(loss) after income tax attributable to the owners of Novogen Limited	(1,754,493)	1,188,440

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	114,690,737	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	114,690,737	102,435,227

	Cents	Cents
Basic earnings per share	(1.530)	1.160
Diluted earnings per share	(1.530)	1.160

All outstanding options have not been included in the determination of earnings per share as they would be anti-dilutive.

	Consolidated (unaudited)
	2013	2012
	$	$
Earnings per share from discontinued operations
Profit after income tax attributable to the owners of Novogen Limited	723,641	120,631

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	114,690,737	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	114,690,737	102,435,227

	Cents	Cents
Basic earnings per share	0.631	0.118
Diluted earnings per share	0.631	0.118

All outstanding options have not been included in the determination of earnings per share as they would be anti-dilutive.

Novogen Limited

Notes to the financial statements

30 June 2013

Note 14. Earnings per share (continued)

	Consolidated (unaudited)
	2013	2012
	$	$
Earnings per share for loss
Loss after income tax	(784,560)	(1,350,329)
Non-controlling interest	(246,292)	2,659,400

Profit/(loss) after income tax attributable to the owners of Novogen Limited	(1,030,852)	1,309,071

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	114,690,737	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	114,690,737	102,435,227

	Cents	Cents
Basic earnings per share	(0.899)	1.278
Diluted earnings per share	(0.899)	1.278

All outstanding options have not been included in the determination of earnings per share as they would be anti-dilutive.

Note 15. Going concern

The directors believe the company is a going concern and have prepared the financial statements accordingly.